

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
Mr. Jimmy Yee
Chief Financial Officer
GEO JS Tech Group Corp.
6360 Corporate Drive
Houston, Texas 77036

>   **Re: GEO JS Tech Group Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed December 31, 2013**
>   **File No. 333-190941**

Dear Mr. Yee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

1. Please include a risk factor describing the risks associated with your mining rights for the PILLIPAO 1 and PILLIPAO 2 projects, as it appears that legal title has not yet been transferred to Groupo Santander. We also note your disclosure on page 20 that "because the legal process in Mexico can be highly unpredictable, there is no assurance that the process can be completed."

Business
Current Business, page 19

2. We note your disclosure indicating that your claims are placer claims. Please describe a Mexican placer claim and clarify the mining rights you have or are able to obtain with a placer claim in Mexico.

3. We note your revised disclosure in response to prior comment 11 of our letter dated November 27, 2013 and we reissue the comment. Please revise to discuss the distribution methods of your product in accordance with Item 101(h)(4)(ii) of Regulation S-K. In this regard, we note that 100% of your sales have been to China and your disclosure does not address how you presently move your product.

Joint Ventures, page 20

4. We note your response to prior comment 22 indicates that you did not invest any money in the joint ventures Groupo Santander SA DE CV and GEO Iron Resource DE CV. To enhance an investor's understanding, please disclose here to state clearly your contribution, investment and ownership in each of the joint ventures.

5. We note your disclosure here that you have deposited $100,000 for a 50% mining concession right in the Marias property and you have recorded the payment as exploration cost. However, your proposed disclosure included in the response dated January 14, 2014 indicates that the initial deposit of $ 100,000 has not been paid.   Please clarify and revise the disclosures as appropriate.

GEO Tech Properties, page 21

6. We note your disclosure regarding exploration work that you have performed on your El Sara property. Please forward to our engineer, as supplemental information and not as part of your filing, the technical documentation pertaining to your sampling, trenching, drilling, and metallurgical testing, pursuant to paragraph (c)(2) of Industry Guide 7. If possible please provide this information on a CD, formatted as Adobe PDF files. If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

7. Please revise to clarify the size of your El Sara exploration stage project. In this regard we note your disclosure on page 21 referencing 775 hectares, page 22 referencing 600 hectares, and page 23 referencing a 200 hectare section from the 400 and 200 hectare concessions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Results of Operations, page 32

For the three and six months ended September 30, 2013 compared to the three and six months ended September 30, 2012, page 32

8. We note that during the six months ended September 30, 2013, you recorded $650,000 bad debt expense attributed to an anticipated reduction of accounts receivable due to the quality of iron mineral shipped being below the agreed standard. Please demonstrate to

us how it is appropriate to record the reduction in accounts receivable arising from the quality of the commodity sold as operating expense instead of a as reduction to revenue. Please provide the specific reference to the accounting literature that supports your accounting.

For the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012, page 32

9. The revisions to your disclosure in response to prior comment 18 did not fully address the issues noted. Thus, we reissue our comment. You attribute the decrease in revenue from fiscal year 2012 to fiscal year 2013 to the decrease in iron mineral purchase volume in Mexico and the unfavorable price in iron mineral procurement. To enhance an investor's understanding of your business provide a narrative discussion of the extent to which changes in net revenues and cost of sales attributable to changes in prices or to changes in the volume. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04 for further guidance.

Relationships and Related Party Transactions, page 37

10. We note your revised disclosure in response to prior comment 19 and we reissue the comment.   Please clarify your references to loans from unrelated parties. Identify these parties if required pursuant to Instruction 1 to Item 404(a) of Regulation S-K or tell us why they are not required to be identified. In addition, for each loan, provide the information required by Item 404(a)(5) of Regulation S-K as it appears from the disclosure in Note 5 to the financial statements on page F-16 that numerous loans from shareholders were not interest free until after January 1, 2012.

GEO JE Tech Group, Inc.
Financial Statements, page F-1

Statements of Cash Flows for the Years Ended March 31, 2013 and 2012, page F-7

11. We note your revisions to the statement of cash flows for the fiscal year ended March 31, 2012 in response to prior comment 20 did not fully address the issues. Thus, the comment is reissued. It appears to us that the presentation of non-cash transactions, "Forfeiture of common stock" in the amount of $ 397,500 included in cash flows from financing activities and the corresponding amount included in other current receivables in cash flows from operating activities is not appropriate and should be removed. Please revise your statement of cash flows for the fiscal year ended March 31, 2012 as appropriate.

Note 2. Summary of Significant Accounting Policies, page F-8

12. We note the additional disclosure and your response to prior comments 14 and 22 regarding your joint ventures with Groupo Santander SA DE CV and Geo Iron Resource

DE CV. Your response did not fully address our comments; thus, we reissue such comments. Please revise your disclosure to:
a) Clarify whether GEO JS Tech Group Corp., Groupo Santander SA DE CV and GEO Iron Resource DE CV are entities under common control.
b) Disclose how you account for your interests in these joint ventures (i.e. consolidation or equity method), and how it is appropriate.

Note 2 (j) Revenue Recognition, page F-10

13. We note your response to prior comment 23. Please expand your accounting policy disclosure to provide how you account for the insurance and shipping costs for the delivery of goods to your customers based on each type of the delivery arrangements.

Interim Financial Statements for the Six Months Ended September 30, 2013 and 2012

Statements of Cash Flows for the Six Months Ended September 30, 2013 and 2012, page F-5

14. We note your disclosure here under non-cash activities that you acquired mining assets of $650,000, machinery and equipment of $300,000 and prepayment relating to legal and professional services of $1,700,000 by issuance of common stock totaling $2,650,000. Accordingly, it appears to us your presentations of these non-cash transactions in investing, operating and financing activities are not appropriate. In addition amortization of prepayment relating to legal and professional services of $850,000 should be reflected as adjustments to reconcile net loss to net cash (used) provided by operating activities. Please revise as appropriate.

Notes to Financial Statements for the Periods Ended September 30, 2013 and 2012

Note 10. Common Stock, page F-16

15. We note your revised disclosure and response to prior comment 26. Please further expand your footnote disclosure to:
a) Disclose here as stated in your response the basis for recording the assets acquired from Groupo Santander SA DE CV and Geo Iron Resource DE CV at transferor's historical cost, specifying your shareholders' ownership and control in these entities.
b) Disclose here your basis for determining the fair value of the legal and professional services and the valuation of common stock issued in exchange for legal services under the guidance at FASB ASC 505-50-30-2 and 505-50-30-6.

Exhibits

16. We note your disclosure that mining concession rights for PILLIPAO 1, PILLIPAO 2 and Marias have been assigned to the company. Please file these assignment documents as exhibits.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Leonard E. Neilson, Esq.
     Leonard E. Neilson, P.C.